FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2007

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE   VICTORIA   3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

“ This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.”

Group Corporate Affairs 500 Bourke Street, Melbourne Victoria 3000 Australia www.nabgroup.com ABN 12 004 044 937

ASX Announcement
Friday 16 February 2007

Redemption of Exchangeable Capital Units (“ExCap securities”)

Attached is the ExCap securities mandatory redemption notice, which was sent to the Trustee and the holders of ExCap securities today.

The redemption date is 26 March 2007.  The holders of ExCap securities can exercise their right to convert the securities into ordinary National Australia Bank Limited shares prior to or on this date.

For further information:

Brandon Phillips Group Manager, External Relations T 03 8641 3857 M 0419 369 058	Hany Messieh Head of Investor Relations T 03 8641 2312 M 0414 446 876

or visit www.nabgroup.com

This statement does not constitute an offer of any securities for sale.  The securities offered will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

NATIONAL AUSTRALIA CAPITAL SECURITIES (UK) PLC

(Registered in England No.  03309650)

NOTICE OF REDEMPTION

7 7/8% PERPETUAL CAPITAL SECURITIES

ISIN Number US63252V2034

that are part of the EXCHANGEABLE CAPITAL UNITS with

CUSIP Number 632525309
ISIN Number US6325253093

The Conversion Right Expires at

4pm (New York time) on Monday March 26, 2007

NOTICE IS HEREBY GIVEN that National Australia Capital Securities (UK) PLC (the “Company”) has resolved to exercise its option, pursuant to the Indenture, dated as of March 15, 1997, (“Indenture”) among the Company, National Australia Bank Limited (the “Parent”) and The Bank of New York (as successor to The Chase Manhattan Bank) to redeemall of its outstanding 7 7/8% Perpetual Capital Securities (the “Capital Securities”) for cash on March 26, 2007 (the “Redemption Date”).  Each Capital Security is in a principal amount of US$25.00 and, together with the related Purchase Contract, comprises one Exchangeable Capital Unit (the “Capital Unit”).  The Purchase Contact, and the obligations and rights thereunder, shall terminate on the redemption of the Capital Securities.

Terms of Redemption

Redemption Date: March 26, 2007.

Redemption Price.  The redemption price of each Capital Security will be US$25.4648, being the principal amount of such Capital Security together with the accrued payment in respect of the period from January 1, 2007 to the Redemption Date.

Cessation of Interest and Rights of Security holders.  Subject to the Solvency Condition (as defined in the Indenture), on the Redemption Date, the Redemption Price of the Capital Securities not previously exchanged will become due and payable, and on and after the Redemption Date, payments on the Securities will cease to accrue.  The Capital Units will no longer be deemed outstanding after 4pm (New York time) on the Redemption Date and all rights with respect thereto will cease after 4pm (New York time) on the Redemption Date, except for the right of the holders to receive the Redemption Price.

Cessation of Trading on the NYSE.  The Capital Units are currently traded on the New York Stock Exchange under the symbol NAU.  Trading will cease on March 23, 2007, and the Capital Units will be suspended from trading before the opening of business on March 26, 2007.  The Capital Units will be removed from The New York Stock Exchange at the close of business on Monday March 26, 2007.

Redemption Procedure.  In order to receive payment of the Redemption Price, The Bank of New York as Book-Entry Unit Depositary and holder of the Global Capital Security evidencing the Capital Securities must present and surrender such Global Capital Security for payment to the Trustee on the Redemption Date at:

The Bank of New York
101 Barclay Street, 4E
New York, NY 10286
USA

Exchange of Capital Units into Ordinary Shares in the Parent

Under the terms of the Capital Unit Agreement, dated as of March 15, 1997, holders of Capital Units are entitled to exchange their Capital Units for Ordinary Shares in the Parent.  The right to exchange Capital Units into Ordinary Shares of the Parent expires at 4pm (New York time) on the Redemption Date assuming the Capital Securities are redeemed on the Redemption Date.  In order to effect an exchange, a holder of a Capital Unit must exercise the Purchase Contract constituting part of the Capital Unit.

The current rate of exchange is 1.6365 Ordinary Shares for each Capital Unit.  As at the close of the business in Melbourne, Australia on February 12, 2007, the closing price for one Ordinary Share in the Parent on the Australian Stock Exchange was AUD 40.96, and the spot rate of exchange was A$1.00 – US$0.7739, which equates to the economic equivalent of US$51.8753 per Capital Unit in the form of Ordinary Shares of the Parent as of February 12, 2007.  The Redemption Price of each Capital Security will be US$25.4648, representing the principal amount of the Capital Security and accrued interest through the Redemption Date.  The closing price of Capital Units traded on the NYSE on February 12 was US$51.51.

IMPORTANT TAX INFORMATION – Please Read This Notice Carefully

HOLDERS OF SECURITIES SHOULD CONSULT THEIR OWN TAX ADVISERS CONCERNING THE CONSEQUENCES OF THE OWNERSHIP, TRADING, CONVERSION OR REDEMPTION OF THE SECURITIES.  EXISTING FEDERAL INCOME TAX LAW MAY REQUIRE THE WITHHOLDING OF 28% OF ANY PAYMENTS TO HOLDERS PRESENTING THEIR SECURITIES FOR PAYMENT WHO HAVE FAILED TO FURNISH A TAXPAYER IDENTIFICATION NUMBER, CERTIFIED TO BE CORRECT UNDER PENALTY OF PERJURY.  HOLDERS MAY ALSO BE SUBJECT TO A PENALTY FOR FAILURE TO PROVIDE SUCH NUMBER.  CERTIFICATION MAY BE MADE TO THE PAYING AGENT ON A SUBSTITUTE FORM W-9.

National Australia Capital Securities (UK) Plc

By: The Bank of New York, as Trustee

DATED: February 16, 2007

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Michaela J Healey
Date: 16 February 2007	Name: Michaela J Healey
Title: Company Secretary